UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

ELLOMAY CAPITAL LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 10.00 per share	M39927 12 0
(Title of Class of Securities)	(CUSIP Number)
July 29, 2013 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

13G

CUSIP No. M39927 12 0	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Zohar Zisapel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 531,899
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 531,899
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 531,899
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

* Based upon 10,692,371 ordinary shares (not including 85,655 treasury shares) outstanding as of July 1, 2013 as advised by the Issuer.

13G

CUSIP No. M39927 12 0	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Ellomay Capital Ltd. (hereinafter referred to as the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9 Rothschild Boulevard, 2nd floor
Tel Aviv 66881, Israel

Item 2(a).	Name of Person Filing:

Zohar Zisapel

Item 2(b).	Address or Principal Business Office, or, if none, Residence:

24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

Item 2(c).	Citizenship:

Israeli

Item 2(d).	Title of Class of Securities:

This statement relates to Ordinary Shares, par value NIS 10.00 per share (hereinafter referred to as “Ordinary Shares”).

Item 2(e).	CUSIP Number:

M39927 12 0

Item 3.	Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership

(a)       Amount beneficially owned:

As of July 29, 2013, Zohar Zisapel beneficially owns 531,899 Ordinary Shares.

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13G

CUSIP No. M39927 12 0	Page 4 of 5 Pages

(b)      Percent of Class:

4.98%

(c)       Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:

531,8991

(ii)   Shared power to vote or to direct the vote:

None

(iii)   Sole power to dispose or to direct the disposition of:

531,8991

(iv)   Shared power to dispose or to direct the disposition of:

None

1. This number does not reflect the reporting person’s ownership of a warrant to purchase 308,427 ordinary shares, par value NIS 10.00 per share.  This warrant contains a contractual provision that prohibits the reporting person from exercising such warrant during a 12 month period following the effective date of such warrant if such exercise would result in the reporting person beneficially owning more than 4.99% of the issuer’s ordinary shares. As of today, due to the current ownership of the Issuer’s ordinary shares by the reporting person covered by this Schedule 13G/A, he is prohibited from exercising  a substantial portion of the  warrant (currently up to 306,777 shares) for the period set forth above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2013
/s/ Zohar Zisapel Zohar Zisapel

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